SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                              Gainsco, Inc.
                             (Name of Issuer)

                   Common Stock, Par Value $.10 Par Value
                      (Title of Class of Securities)

                                 363127101
                              (Cusip Number)

                              Joy J. Keller
                           300 Burnett Street
                         Fort Worth, Texas 76102
                              (817)348-3557
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                               April 27, 1998
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,559,900 shares, which constitutes approximately 7.5% of the 20,857,024 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

1.   Name of Reporting Person:

     The Millers Mutual Fire Insurance Company

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) /   /

3.   SEC Use Only


4.   Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 1,559,900
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 1,559,900
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     1,559,900

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 7.5%


14.  Type of Reporting Person: IC

Item 1.     Security and Issuer.

  This statement relates to shares of Common Stock, $.10 par value
(the "Stock"), of Gainsco, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 500 Commerce Street, Fort Worth, Texas 76102.

Item 2.     Identity and Background.

  (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by The Millers Mutual Fire Insurance Company, a Texas insurance company
("Millers").

  (b)-(c)

  Millers

  Millers is a Texas mutual insurance company organized under Chapter
15 of the Texas Insurance Code, and provides a broad range of property and casualty insurance products for individuals and businesses. The principal address of Millers, which also serves as its principal office, is 300 Burnett Street, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Millers are as follows:

    RESIDENCE OR PRINCIPAL OCCUPATION
NAME             BUSINESS ADDRESS         OR EMPLOYMENT

Frank G. Dunham,Jr.                       300 Burnett Street   Chairman of the
                   Fort Worth, TX 76102      Board and CEO
                                             of Millers

F. George Dunham,III    300 Burnett Street     Vice Chairman of the
                   Fort Worth, TX 76102      Board of Millers

Joy J. Keller      300 Burnett Street     Executive Vice
                   Fort Worth, TX 76102      President, CFO and
                                             Treasurer of
                                             Millers

Frank W. May       300 Burnett Street     Executive Vice
                   Fort Worth, TX 76102      President of
                                             Millers

Angela L. Robinson      300 Burnett Street     Vice President and
                   Fort Worth, TX 76102      In-House Counsel
                                             of Millers

Alfred P. Chao          300 Burnett Street     Vice President,
                   Fort Worth, TX 76102      Controller and
                                             Secretary of Millers

Stephen T. Morgan       300 Burnett Street     Vice President-
                   Fort Worth, TX 76102     Actuarial and
                                             Compliance of
                                             Millers

Rolland K. Wagner       300 Burnett Street     Vice President-
                   Fort Worth, TX 76102      Agri-business
                                             of Millers

Frank A. Bailey,III          2301 Montgomery        President of Frank
                   Fort Worth, TX 76107      Bailey Grain Co., Inc.

Thomas L. Carlisle      1810 East Main      Vice President and
                   Alice, TX 78332           Secretary/Treasurer
                                             of Carlisle Insurance
                                             Agency, Inc.

Catherine B. Fryer      1700 Frost Bank Plaza    Partner, Law Offices
                   816 Congress Avenue     of Bickerstaff, Heath
                   Austin, TX 78701-2443     & Smiley, LLP

Edgar H. Keltner,Jr.    1600 Bank One Tower    Director Emeritus of
                   500 Throckmorton          Counsel - Shannon,
                   Fort Worth, TX 76102      Gracey, Ratliff &
                                             Miller

Lamar C. Smith          4100 South Hulen Street  Chairman of the Board
                   Fort Worth, TX 76109      and CEO of USPA & IRA

Frank C. Wilson    801 7th Avenue         Director of Development
                   Fort Worth, TX 76104      of Cook Children's
                                             Medical Center

    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    The source and amount of the funds used or to be used by Millers to purchase shares of the Stock are as follows:

REPORTING PERSON  SOURCE OF FUNDS        AMOUNT OF FUNDS

Millers                                  Working Capital(1)  $14,154,103.59(2)

  (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

  (2) This figure represents the total amount expended in purchasing the Stock.

Item 4.  Purpose of Transaction.

  Millers acquired and continues to hold the shares of the Stock reported herein for investment purposes. Millers, however, is currently considering all its options with respect to its investment in the Issuer.

  Depending on market conditions and other factors that Millers may deem material to its investment decision, Millers may purchase additional shares of the Stock in the open market or in private transactions. Depending on these same factors, Millers may sell all or a portion of the shares of the Stock that it now owns or hereafter may acquire on the open market or in private transactions.

  Except as set forth in this Item 4, Millers has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

  (a)

  Millers

  The aggregate number of shares of the Stock that Millers owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,559,900, which constitutes approximately 7.5% of the 20,857,024 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  (b)

  Millers

  Millers has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,559,900 shares of the Stock.

  (c) During the past 60 days, Millers has purchased and sold shares of the Stock in transactions on the New York Stock Exchange, as follows:

    DATE            NO. OF SHARES        PRICE PER
SHARE                                    PURCHASED OR SOLD

  04/09/98           36,500(P)                                  $8.28
  04/13/98           29,400(P)                                 8.51
  04/14/98           35,000(P)                                 8.56
  04/15/98           40,000(P)                                 8.63
  04/17/98          129,500(P)                                 9.53
  04/20/98           50,000(P)                                   9.69
  04/21/98           11,000(P)                                 9.56
  04/22/98          104,000(P)                                 9.85
  04/23/98          342,000(P)                                 9.26
  04/24/98          174,500(P)                                 8.84
  04/27/98           35,000(P)                                 8.56
  04/29/98           21,000(P)                                 8.63
  04/29/98           62,000(P)                                 8.67
  04/29/98           10,000(S)                                 8.57
  04/30/98           25,000(P)                                 8.89
  05/01/98           23,000(P)                 8.93
  05/04/98          350,000(P)                 8.94
  05/04/98          102,000(P)                 8.95

  Other than as set forth above, Millers has not purchased or sold any shares of the Stock in the previous 60 days.

  (d) Millers affirms that no person other than itself has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by itself.

  (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to shares of the Stock owned by Millers.

Item 7.           Material to be Filed as Exhibits.

  Except as set forth herein, there are no materials to be filed as Exhibits.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  May 6, 1998


                               THE MILLERS MUTUAL FIRE INSURANCE
                                  COMPANY



                               By: /s/ Joy J. Keller
                                  Joy J. Keller,
                                  Executive Vice President